40-33

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

October 15, 2009

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), and Oppenheimer AMT-Free Municipals (File No. 811-2668)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer AMT-Free Municipals, a registered management investment company (the "Fund"), OppenheimerFunds, Inc. ("OFI"), OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's investment advisor and general distributor, respectively, certain current and former Trustees of the Fund, and certain current and former officers of the Fund and of OFI, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Connel v. Oppenheimer AMT-Free Municipals Fund, et al.* (USDC, D CO) (Case No. 09 CV 01447-JLK-K-KMT) (the "Civil Action"). The Civil Action purports to be a class action brought against the Fund, OFI and OFDI, certain current and former Trustees of the Fund, and certain current and former officers of the Fund and of OFI (collectively the "OppenheimerFunds defendants"). The Civil Action states that the plaintiff was a shareholder of the Fund. The enclosed complaint was served on several of the OppenheimerFunds defendants, on October 13, 2009.

Approximately thirty lawsuits have been filed as putative class actions in connection with the performance of certain Rochester Municipal Bond Funds, including: the Fund, Rochester Fund Municipals, Oppenheimer Rochester National Municipals, Oppenheimer California Municipal Fund, Oppenheimer New Jersey Municipal Fund, Oppenheimer AMT-Free New York Municipals, and Oppenheimer Pennsylvania Municipal Fund. The complaints focus primarily on alleged inadequacy of the disclosure documents. These matters, along with any subsequent tag-along cases, have been transferred to Judge Kane in the United States District Court for the District of Colorado (MDL-2063) pursuant to a multi-district litigation order. We expect that the Civil Action may be determined to be such a tag-along case. The cases have been consolidated into seven groups, one for each of the Rochester funds, and plaintiffs have filed motions for the appointment of lead counsel. After lead plaintiff and counsel have been determined, amended consolidated complaints will be filed to be followed shortly thereafter with motions to dismiss. After that, amended consolidated complaints will be filed to be followed shortly thereafter with motions to dismiss.

For further information concerning these matters, you may contact the undersigned.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. _______________

MODEAN CONNEL, on Behalf of Herself and all Others Similarly Situated,

Plaintiff,

v.

OPPENHEIMER AMT-FREE MUNICIPALS FUND,
OPPENHEIMERFUNDS, INC.,
OPPENHEIMERFUNDS DISTRIBUTOR, INC.,
JOHN V. MURPHY,
BRIAN F. WRUBLE,
DAVID K. DOWNES,
MATTHEW P. FINK,
ROBERT G. GALLI,
PHILLIP A. GRIFFITHS,
MARY F. MILLER,
JOEL W. MOTLEY,
RUSSELL S. REYNOLDS, JR.,
JOSEPH M. WIKLER,
PETER I. WOLD,
BRIAN W. WIXTED,
RONALD H. FIELDING,
DANIEL G. LOUGHRAN,
SCOTT COTTIER,
TROY E. WILLIS,
MARK S. VANDEHEY,
BRIAN S. PETERSEN,
BRIAN C. SZILAGYI,
CLAYTON K. YEUTTER, and
KENNETH A. RANDALL

Defendants.

CLASS ACTION COMPLAINT FOR VIOLATION OF THE
FEDERAL SECURITIES LAWS AND JURY DEMAND

NATURE OF THE ACTION

1. Plaintiff, Modean Connel, by her attorneys, alleges the following upon personal knowledge as to herself and her own acts and upon information and belief based upon the investigation of Plaintiff's attorneys as to all other matters. Such investigations included a review of relevant public filings made by or on behalf of Oppenheimer AMT-Free Municipals ("AMT-Free Fund" or the "Fund") with the Securities and Exchange Commission ("SEC"), as well as news articles, analysts' reports, and media reports concerning the AMT-Free Fund. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

2. Plaintiff brings this securities action on behalf of herself and as a class action on behalf of all persons or entities who purchased or acquired shares of the AMT-Free Fund during the period from May 13, 2006, to October 21, 2008, inclusive (the "Class Period"). Plaintiff brings claims pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "1933 Act"), 15 U.S.C. §§ 77k, 77l and 77o.

3. The AMT-Free Fund is an open-end, diversified management investment company with an unlimited number of authorized shares of beneficial interest.

4. The AMT-Free Fund was organized as a Maryland corporation in 1976 and reorganized as a Massachusetts business trust in February 1987. Prior to October 2003, the AMT-Free Fund's name was "Oppenheimer Municipal Bond Fund."

5. All classes of stock were offered in the same Registration Statements (defined below in ¶ 9) and traded at nearly identical prices at all times.

6. The AMT-Free Fund is based in this District, at 6803 South Tucson Way, Centennial, Colorado 80112-3924. As of April 30, 2009, the AMT-Free Fund had

approximately $1.4 billion in assets under management, which is a significant decline from levels during the Class Period.

7. The AMT-Free Fund was offered by OppenheimerFunds, Inc. ("OppenheimerFunds" or the "Manager") which served as fund manager and investment advisor for the AMT-Free Fund, and OppenheimerFunds Distributor, Inc. ("Oppenheimer Distributor" or the "Distributor"), which served as the distributor of the AMT-Free Fund.

8. The AMT-Free Fund invests municipal bond securities that seek income exempt from federal personal income and Alternative Minimum Tax (AMT). The stated objective of the AMT-Free Fund is to seek "as high a level of current interest income exempt from federal income taxes as is available from investing in municipal securities, while attempting to preserve capital."

9. Plaintiff, and each member of the Class, purchased shares of the AMT-Free Fund issued pursuant to the registration statements and prospectuses issued by the AMT-Free Fund that were used to solicit such purchases. The AMT-Free Fund's registration statements were issued on the following dates, among others: (a) November 28, 2005; (b) September 27, 2006; (c) March 3, 2007; and (d) October 26, 2007, all of which were filed with the SEC as part of registration statements filed on Form N-1A. These registration statements/prospectuses, any supplements thereto, and any statements of additional information ("SAI") (collectively referred to as "Prospectuses" or "Registration Statements"), and any other registration statements pursuant to which Fund shares were issued during the Class Period, were materially false and misled investors about the AMT-Free Fund's investment strategies and the risks of investing in the AMT-Free Fund.

10. Specifically the Registration Statements issued during the Class Period failed to disclose that: (1) the AMT-Free Fund's investments in "inverse floater" securities exposed it to the risk that it would be forced to sell, upon certain occurrences relating to the inverse floater securities, other securities in its portfolio at fire-sale prices. This amounted to hundreds of millions of dollars in undisclosed potential liabilities; and (2) the AMT-Free Fund represented in the Registration Statements that only 15% of its funds would be invested in illiquid securities. In fact, the AMT-Free Fund invested more than 15% of its funds in illiquid securities, including illiquid "tobacco bonds," as discussed below.

11. These risks -- which existed in 2006, 2007, and 2008 -- were belatedly disclosed for the first time in a prospectus supplement dated October 21, 2008 (the "October 2008 Prospectus Supplement"). By that time, those risks had already manifested, dealing substantial losses to investors through a precipitous decline in the value of the AMT-Free Fund's shares that materially exceeded the decline in value experienced by other municipal bond funds that did not employ the same high risk undisclosed strategies employed by the AMT-Free Fund.

12. On October 21, 2008, as the Prospectus Supplement was issued, AMT-Free Fund shares traded at approximately $5.96 per share, down from $8.93 per share at the beginning of the year, an approximate 33.3% decline per share for the year. The AMT-Free Fund was among the worst performing in its peer group.

13. After the end of the Class Period, the AMT-Free Fund belatedly disclosed liabilities and residual exposure from the inverse floaters, which investors were not previously told about. On December 18, 2008, the AMT-Free Fund reported in its Quarterly Schedule of Portfolio Holdings for the period ending October 31, 2008, filed on Form N-Q with the SEC ("October 31, 2008 Form N-Q"), that the amount of its exposure to the effects of leverage from

its investments in inverse floaters exceeded $240.7 million as of October 31, 2008. In addition, the AMT-Free Fund also reported that its municipal bond holdings with a value of approximately $402.4 million were held by Trusts created by the inverse floaters and served as collateral for approximately $324.1 million in short-term floating rate notes issued and outstanding at that date, and its residual exposure to the inverse floating rate securities was estimated at nearly $218.7 million. The massive liabilities and exposure of more than $500 million were not disclosed in any Registration Statements issued during the Class Period.

14. The AMT-Free Fund shares traded at approximately $5.49 per share as of June 18, 2009, and have a current value of approximately $1.38 billion.

JURISDICTION AND VENUE

15. The claims asserted herein arise under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act" or the "1933 Act"), 15 U.S.C. §§ 77k, 77l(a)(2) and 77o.

16. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the 1933 Act, 15 U.S.C. § 77v.

17. Venue is proper pursuant to Section 22 of the 1933 Act as defendants, or individuals acting as agents for defendants, maintain executive offices in Colorado, and many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements and Prospectuses, occurred in, or emanated from, this District. In addition, according to the Registration Statements, the accounts, books and other documents of the AMT-Free Fund that are required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder, are also located in this District.

18. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

A. Plaintiff.

19. Plaintiff Modean Connel, who resides at 14485 Valley Hi Circle, Dallas, Texas 7534, purchased shares of the AMT-Free Fund during the Class Period, pursuant to or traceable to at least one of the Registration Statements and prospectuses at issue in this Complaint. Plaintiff purchased approximately 24,038.62 shares at $10.40 per share on June 25, 2007, well above the current price of approximately $5.49, as set forth in the certification appended to this complaint.

B. Defendants.

20. Defendant Oppenheimer AMT-Free Fund's principal executive offices are located at 6803 South Tucson Way, Centennial, Colorado 80112-3924.

21. Defendant OppenheimerFunds, Inc. is the manager and investment advisor of the AMT-Free Fund and chooses the AMT-Free Fund's investments and handles its day-to-day business. It is a holding company that engages in securities brokerage, banking services and related financial services through its subsidiaries. OppenheimerFunds is headquartered at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008. OppenheimerFunds maintains accounting and compliance offices in the State of Colorado. OppenheimerFunds carries out its duties, subject to the policies established by the AMT-Free Fund's Board of Trustees, under an investment advisory agreement. As compensation for its

services, OppenheimerFunds receives an advisory fee calculated based on the daily net assets of the AMT-Free Fund, at an annual rate that declines on additional assets as the AMT-Free Fund grows. The AMT-Free Fund's advisory fee for the fiscal year ending July 31, 2008, was 0.41% of average annual net assets for each class of shares.

22. Defendant Oppenheimer Distributor, Inc., located at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, is a subsidiary of OppenheimerFunds and was, during the relevant time period, the principal underwriter and distributor for shares of the AMT-Free Fund and was the Trust's agent for the purpose of the continuous public offering of the AMT-Free Fund's shares.

23. Defendant John V. Murphy ("Murphy") has served as Chairman, Chief Executive Officer and Director of OppenheimerFunds since June 2001, and serves as a Trustee, President and Principal Executive Officer (since 2001) of the AMT-Free Fund. Murphy is identified as an "Interested Trustee" because he is affiliated with OppenheimerFunds by virtue of his positions as an officer and director of OppenheimerFunds and as a shareholder of its parent company. Murphy also served as President of OppenheimerFunds from September 2000 through February 2007. Murphy also served as Director of OppenheimerFunds Distributor, Inc., a subsidiary of OppenheimerFunds, Inc. and an additional Defendant in this action, between November 2001 8 and December 2006. Murphy signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

24. Defendant Brian F. Wruble ("Wruble") has been a Chairman of the Board of Trustees since 2007 and a Trustee of the AMT-Free Fund since 2005. According to the AMTFree Fund Annual Report dated July 31, 2008, Wruble oversees 64 portfolios in the

OppenheimerFunds complex. Wruble signed all the Registration Statements issued by the AMTFree Fund during the Class Period.

25. Defendant David K. Downes ("Downes") has been a Trustee of the AMT-Free Fund since 2007 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 64 portfolios in the OppenheimerFunds complex. Downes signed the October 26, 2007, Registration Statement issued by the AMT-Free Fund.

26. Defendant Matthew P. Fink ("Fink") has been a Trustee of the AMT-Free Fund since 2005 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 54 portfolios in the OppenheimerFunds complex. Fink signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

27. Defendant Robert G. Galli ("Galli") has been a Trustee of the AMT-Free Fund since 1993 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 64 portfolios in the OppenheimerFunds complex. Galli signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

28. Defendant Phillip A. Griffiths ("Griffiths") has been a Trustee of the AMT-Free Fund since 1999 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 54 portfolios in the OppenheimerFunds complex. Griffiths signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

29. Defendant Mary F. Miller ("Miller") has been a Trustee of the AMT-Free Fund since 2004 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 54 portfolios in the OppenheimerFunds complex. Miller signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

30. Defendant Joel W. Motley ("Motley") has been a Trustee of the AMT-Free Fund since 2002 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 54 portfolios in the OppenheimerFunds complex. Motley signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

31. Defendant Russell S. Reynolds, Jr. ("Reynolds") has been a Trustee of the AMTFree Fund since 1989 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 54 portfolios in the OppenheimerFunds complex. Reynolds signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

32. Defendant Joseph M. Wikler ("Wikler") has been a Trustee of the AMT-Free Fund since 2005 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 54 portfolios in the OppenheimerFunds complex. Wikler signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

33. Defendant Peter I. Wold ("Wold") has been a Trustee of the AMT-Free Fund since 2005 and, according to the AMT-Free Fund Annual Report dated July 31, 2008, oversees 54 portfolios in the OppenheimerFunds complex. Wold signed all the Registration Statements issued by the AMT-Free Fund during the Class Period.

34. Defendant Brian W. Wixted ("Wixted") has been the Treasurer and Principal Financial and Accounting Officer of the AMT-Free Fund since 1999 and signed all the Registration Statements issued during the Class Period. According to the AMT-Free Fund Annual Report dated July 31, 2008, Wixted is an officer of 103 portfolios in the OppenheimerFunds complex.

35. Defendant Ronald H. Fielding ("Fielding") is, and throughout the Class Period was, a Vice President and Senior Portfolio Manager of the AMT-Free Fund, and a Senior Vice President of OppenheimerFunds.

36. Defendant Daniel G. Loughran ("Loughran") is, and throughout the Class Period was, a Vice President and Senior Portfolio Manager of the AMT-Free Fund, and during the Class Period was a Vice President and Senior Vice President of OppenheimerFunds.

37. Defendant Scott Cottier ("Cottier") is, and throughout the Class Period was, a Vice President and Senior Portfolio Manager of the AMT-Free Fund and a Vice President of OppenheimerFunds. Cottier is also a Senior Portfolio Manager, an officer and a trader for the AMT-Free Fund.

38. Defendant Troy E. Willis ("Willis") is, and throughout the Class Period was, a Vice President and Senior Portfolio Manager of the AMT-Free Fund and an Assistant Vice President and Senior Portfolio Manager of OppenheimerFunds. Willis is also a Senior Portfolio Manager, an officer and a trader for the AMT-Free Fund.

39. Defendant Mark S. Vandehey ("Vandehey") is, and throughout the Class Period was, a Vice President and Chief Compliance Officer of the AMT-Free Fund, a Senior Vice President and the Chief Compliance Officer of OppenheimerFunds, and a Vice President of the Distributor. Vandehey is also an officer of 103 portfolios in the OppenheimerFunds complex.

40. Defendant Brian S. Petersen ("Petersen") is, and throughout the Class Period was, an Assistant Treasurer of the AMT-Free Fund and a Vice President of OppenheimerFunds. Petersen is also an officer of 103 portfolios in the OppenheimerFunds complex.

41. Defendant Brian C. Szilagyi ("Szilagyi") is, and throughout the Class Period was, an Assistant Treasurer of the AMT-Free Fund and an Assistant Vice President of

OppenheimerFunds. Szilagyi is also an officer of 103 portfolios in the OppenheimerFunds complex.

42. Defendant Clayton K. Yeutter ("Yeutter") was the Chairman of the Board of Trustees of the AMT-Free Fund in 2006 according to the AMT-Free Fund Annual Report dated July 31, 2006. Yeutter signed the November 28, 2005, and September 27, 2006, Registration Statement issued by the AMT-Free Fund.

43. Defendant Kenneth A. Randall ("Randall") was a Trustee of the AMT-Free Fund since 1987 according to the AMT-Free Fund Annual Report dated July 31, 2006. Randall signed the November 28, 2005, September 27, 2006, and March 8, 2007, Registration Statements issued by the AMT-Free Fund.

44. The defendants referenced above in ¶¶ 23-43 are herein referred to as the "Individual Defendants."

CLASS ACTION ALLEGATIONS

45. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the AMT-Free Fund traceable to the false and misleading Registration Statements during the Class Period (the "Class"). Excluded from the Class are defendants, the officers and trustees of the AMT-Free Fund, OppenheimerFunds, Oppenheimer Distributor, or any of the other defendants, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

46. The members of the Class are so numerous that joinder of all members is impracticable. The AMT-Free Fund's shares were actively traded in an efficient market. While

the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are at least hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by OppenheimerFunds or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. The AMT-Free Fund has millions of outstanding shares.

47. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violations of federal law that is complained of herein.

48. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

49. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the 1933 Act was violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public in the Registration Statements and any sales or promotional material for the AMT-Free Fund misrepresented material or omitted material facts about investment objectives, assets, operations or management of the AMT-Free Fund; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

50. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

DEFENDANTS' MATERIALLY FALSE AND MISLEADING REGISTRATION STATEMENTS AND PROSPECTUSES

AMT-Free Fund's Inadequate Disclosures
Regarding Liquidity Risks of Inverse Floaters

51. During the Class Period the AMT-Free Fund invested as much as 20% of its assets in derivative securities known as "inverse floaters," which are instruments that pay interest at rates that move in the opposite direction of yields on short-term securities. Inverse floaters are created by depositing a long-term bond into a trust that is used as collateral for the issue of short-term securities. Short-term municipal bond rates are lower than the long term rates earned on the underlying instrument which serves as the basis for creating the trust. This allows for a leveraged or increased return to the AMT-Free Fund that created the trust.

52. As short-term interest rates fall, both the market price and the yield of the inverse floater increase. However, under inverse floater agreements, when short-term interest rates rise, the value of the bond can drop significantly, and holders of this type of instrument may end up with a security that pays little interest or proves worthless, in which case they may tender them back to the remarketing agent for repayment of principal. Should this happen, or should the remarketing agent be unable to sell them in the first place, the remarketing agent may unwind the trust or cause it to collapse, thus obligating the AMT-Free Fund to repay the principal amount of

the tendered securities. If this obligation is triggered, the AMT-Free Fund would be forced to sell securities from its portfolio (not just the inverse floater securities) to satisfy its contractual obligations, regardless of market conditions or its original investment rationale for those securities (i.e., investments purchased for the long term may have to be sold at fire sale prices).

53. Although this risk always existed for the AMT-Free Fund, it failed to adequately disclose this risk in Registration Statements prior to its October 21, 2008, Prospectus Supplement. The Class Period Registration Statements contained the following misleading risk disclosures:

> Risks of Using Derivative Investments. The Fund can use derivatives to seek increased returns or to try to hedge investment risks. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures, swaps, and variable rate obligations including "inverse floaters" are some examples of derivatives.
>
> If the issuer of the derivative investment does not pay the amount due, the Fund can lose money on its investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, may not perform the way the Manager expected it to perform. If that happens, the Fund will get less income than expected or its share price could decline. To try to preserve capital, the Fund has limits on the amount of particular types of derivatives it can hold. However, using derivatives can increase the volatility of the Fund's share prices. Some derivatives may be illiquid, making it difficult for the Fund to sell them quickly at an acceptable price.
>
> When the Fund invests in certain derivatives, for example, inverse floaters with "shortfall" agreements (as discussed below) and swaps, the Fund must segregate cash or readily marketable short-term debt instruments in an amount equal to the obligation.

54. The Prospectuses preceding the October 2008 Prospectus Supplement stated as follows regarding inverse floater securities:

> Inverse Floaters. The Fund may invest up to 20% of its total assets (which includes the effects of leverage) in "inverse floaters" to

> seek greater income and total return. An inverse floater typically is a derivative instrument created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax free floating rate security and a long-16 term tax free floating rate security (the inverse floater) that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. As short-term interest rates rise, inverse floaters produce less current income (and, in extreme cases, may pay no income) and as short-term interest rates fall, inverse floaters produce more current income.
>
> Certain inverse floaters are created when the Fund purchases a fixed-rate municipal bond and subsequently transfers it to a broker-dealer (the sponsor). The sponsor deposits the municipal security into a trust. The trust creates the inverse floater pursuant to an arrangement that enables the Fund to withdraw the underlying bond to collapse the inverse floater (upon the payment of the value of the short-tern security and certain costs). Additionally, the Fund purchases inverse floaters created by municipal issuers directly or by other parties depositing securities into a sponsored trust.
>
> * * *
>
> The Fund's investments in inverse floaters may involve additional risks. The market value of inverse floaters can be more volatile than that of a conventional fixed-rate bond having similar credit quality, redemption provisions and maturity. Typically, inverse floaters tend to underperform fixed rate bonds in a rising long-term interest rate environment, but tend to outperform fixed rate bonds in a falling or stable long-term interest rate environment. Inverse floaters all entail some degree of leverage. An inverse floater that has a higher degree of leverage usually is more volatile with respect to its price and income than an inverse floater that has a lower degree of leverage. Some inverse floaters have a "cap," so that if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount for a feature that proved worthless.

55. The Registration Statements issued during the Class Period were materially false and misleading because they failed to disclose the risk that the Inverse Floaters could force the AMT-Free Fund to liquidate other securities at fire sale prices. As events unfolded, investors came to learn that inverse floaters were extremely risky investments that could deal the

AMTFree Fund billions in potential liabilities. This was not apparent from the Class Period Registration Statements.

56. On October 21, 2008, the AMT-Free Fund finally disclosed the true risks associated with Inverse Floaters in a Prospectus Filing with the SEC on Form N1-A, replacing its previously issued disclosures relating to Inverse Floaters. The contrast between the October 21, 2008 Prospectus Supplement risk disclosure and the disclosures included in Registration Statements issued during the Class Period is considerable:

> **Inverse Floaters.** The Fund may invest in inverse floaters to seek greater income and total return. The Fund will not expose more than 20% of its total assets to the effects of Leverage from its investments in inverse floaters. An inverse floater is a derivative instrument, typically created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax exempt floating rate security (sometimes referred to as a "tender option bond") and a long-term tax exempt floating rate security (referred to as a "residual certificate or "inverse floater") that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. The purchaser of a "tender option bond" has the right to tender the security periodically for repayment of the principal value. As short-term interest rates rise, inverse floaters produce less current income (and, in extreme cases, may pay no income) and as short-term interest rates fall, inverse floaters produce more current income.
>
> To facilitate the creation of inverse floaters, the Fund may purchase a fixed-rate municipal security and subsequently transfer it to a broker-dealer (the sponsor), which deposits the municipal security in a trust. The trust issues the residual certificates and short-term floating rate securities. ***The trust documents enable the Fund to withdraw the underlying bond to unwind or "collapse" the trust (upon tendering the residual certificate and paying the value of the short-term bonds and certain other costs).*** The Fund may also purchase inverse floaters created by municipal issuers directly or by other parties that have deposited municipal bonds into a sponsored trust.
>
> The Funds investments in inverse floaters involve certain risks. The market value of an inverse floater residual certificate can be more volatile than that of a conventional fixed-rate bond having similar credit quality, maturity and redemption provisions.

> Typically, inverse floater residual certificates tend to underperform fixed rate bonds when long-term interest rates are rising but tend to outperform fixed rate bonds when long-term interest rates are stable or falling. Inverse floater residual certificates entail a degree of leverage because the trust issues short-term securities in a ratio 18 to the residual certificates with the underlying long-term bond providing collateral for the obligation to pay the principal value of the short-term securities if and when they are tendered. If the Fund has created the inverse floater by depositing a long-term bond into a trust, it may be required to provide additional collateral for the short-term securities if the value of the underlying bond deposited in the trust falls.
>
> An inverse floater that has a higher degree of leverage is typically more volatile with respect to its price and income than an inverse floater having a lower degree of leverage. ***Under inverse floater arrangements, if the remarketing agent that offers the short term securities for sale is unable to sell them, or if the holders tender (or put) them for repayment of principal and the remarketing agent is unable to remarket them, the remarketing agent may cause the trust to be collapsed, and in the ease of floaters created by the Fund, the Fund will then he required to repay the principal amount of the tendered securities. During times of market volatility, illiquidity or uncertainty, the Fund could be required to sell other portfolio holdings at a disadvantageous time to raise cash to meet that obligation.***
>
> Some inverse floaters may have a "cap," so that if interest rates rise above the cap, the security pays additional interest income. If rates do not rise above the cap, the Fund will have paid an additional amount for that feature that has proved worthless.

[Emphasis added.]

AMT-Free's Inadequate Risk
<u>Disclosures Relating to Its Tobacco Bond Investments</u>

57. The Registration Statements issued during the Class Period each represented that the AMT-Free Fund would not invest more than 15% of its assets in illiquid securities, as follows:

> Illiquid Securities. Investments may be illiquid because they do not have an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. ***The Fund will not invest more than 15% of its net assets in illiquid securities.***

> ***The Manager monitors holdings of illiquid securities on an ongoing basis to determine whether to sell any holdings to maintain adequate liquidity.***

[Emphasis added.]

58. This representation was materially false and misleading because, among other reasons, during the Class Period the AMT-Free Fund invested more than 15% of its assets in tobacco bonds, which were illiquid. According to the AMT-Free Fund's 2007 and 2008 Semi-Annual and Annual Reports, the AMT-Free Fund violated its 15% illiquid investment limit when it invested more than 15% of its portfolio in illiquid tobacco bonds. The following table sets forth the AMT-Free Fund's increasing investments in illiquid tobacco bonds:

Date Reported	Filing	% Invested in Tobacco Master Settlement Bonds
July 31, 2007	Annual Report	18.3%
January 31, 2008	Semi-Annual Report	19.5%
July 31, 2008	Annual Report	20.2%
January 31, 2008	Semi-Annual Report	20.9%

59. In addition, the Registration Statements failed to disclose that the AMT-Free Fund's municipal bond investments could become illiquid quickly depending on such things as market volatility, rendering materially false and misleading the AMT-Free Fund's assurances that only 15% of the AMT-Free Fund's assets would be in illiquid securities. This assurance provided investors with the false comfort that the vast majority of the AMT-Free Fund's investments (85%) would be in liquid securities, which made it seem that the AMT-Free Fund was on the conservative end of the risk spectrum when, in fact, market conditions could cause a majority, or all, of the AMT-Free Fund's holdings to turn illiquid.

60. On October 21, 2008, the AMT-Free Fund filed a prospectus supplement that amended the previously issued Prospectus dated April 29, 2008. The following statement was

added to the section entitled "Main Risks of Investing in the Fund," and provided an example of what should have been disclosed throughout the Class Period:

> **UNUSUAL VOLATILITY AND LACK OF LIQUIDITY IN THE MUNICIPAL BOND MARKETS IN 2008.** Municipal bonds are traded in the "over-the-counter" market among dealers and other large institutional investors. In the latter months of 2008 that market has been subject to greater volatility than it has historically experienced. Liquidity in the municipal bond market (the ability to buy and sell bonds readily) has been reduced, as it has been in other fixed-income markets, in response to overall economic conditions and credit tightening. During times of reduced market liquidity, such as at the present, the Fund may not be able to sell bonds readily at prices reflecting the values at which the bonds are carried on the Fund's books. Sales of large blocks of bonds by market participants, such as the Fund, that are seeking liquidity can further reduce bond prices in an illiquid market. The Fund may seek to make sales of large blocks of bonds to meet shareholder redemption requests, or it may be required to raise cash to recollateralize, unwind or "collapse" trusts that issued inverse floaters to the Fund or to make payments to such trusts to enable them to pay for tenders of the short-term securities they have issued, if the remarketing agents for those securities are unable to sell those short-term securities in the marketplace to other buyers (typically tax exempt money market funds). It is not possible at this time to determine whether the current market illiquidity is a short-term phenomenon or may persist over a protracted period of time

61. But the risk that liquidity could disappear for municipal bonds was a "main risk of investing in the AMT-Free Fund" in 2006, 2007 and throughout 2008. Instead of warning about this risk, the Registration Statement provided false comfort by telling investors that only 15% of the AMT-Free Fund would be invested in illiquid securities.

COUNT I

VIOLATIONS OF § 11 OF THE 1933 ACT AGAINST THE AMT-FREE FUND TRUSTEES AND/OR SIGNATORIES OF THE REGISTRATION STATEMENTS, THE AMT-FREE FUND, AND OPPENHEIMER DISTRIBUTOR

62. Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

63. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, against the Individual Defendants who served as trustees during the Class Period and/or signed one or more of the Registration Statements (Murphy, Wruble, Downes, Fink, Galli, Griffiths, Miller, Motley, Reynolds, Wikler, Wold, Wixted, Yeutter, and Randall) (collectively, the "Individual Section 11 Defendants"), the AMT-Free Fund, and Oppenheimer Distributor (collectively, the "Section 11 Defendants.").

64. This Count is not based on and does not sound in fraud.

65. The Individual Section 11 Defendants signed a Registration Statement issued by the AMT-Free Fund during the Class Period, and/or served as a director/trustee or in a similar capacity during the Class Period. The AMT-Free Fund was the issuer of the securities. Oppenheimer Distributor was the underwriter of the AMT-Free Fund shares.

66. The Registration Statements for the AMT-Free Fund contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

67. None of the Section 11 Defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

68. Plaintiff and the Class acquired the AMT-Free Fund's shares pursuant to a materially false and misleading Registration Statement.

69. Plaintiff and the Class have sustained damages in that the value of the AMT-Free Fund's shares has declined substantially from the prices at which they were purchased.

70. At the time of their purchases of the AMT-Free Fund's shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or

omissions herein and could not have reasonably discovered those facts prior to the date of the filing of this Complaint.

71. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed from the time that Plaintiff purchased the AMT-Free Fund shares upon which this Count is brought to the time Plaintiff filed this Complaint.

COUNT II

VIOLATIONS OF § 12(a)(2) OF THE 1933 ACT AGAINST DEFENDANTS AMT-FREE FUND, OPPENHEIMERFUNDS, AND OPPENHEIMER DISTRIBUTOR

72. Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

73. This Count is brought pursuant to § 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l(a)(2), on behalf of Plaintiff and other members of the Class who were offered or sold AMTFree Fund shares as participants in the distribution of the AMT-Free Fund's shares against Defendants AMT-Free Fund, OppenheimerFunds, and Oppenheimer Distributor (the "Section 12(a)(2) Defendants").

74. This Count is not based on and does not sound in fraud.

75. The Section 12(a)(2) Defendants offered and sold a security, namely shares of the AMT-Free Fund's stock, by means of the Registration Statements. The Registration Statements contained untrue and/or misleading statements of material fact, contained material omissions, or omitted material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or contained material statements of fact that the Section 12(a)(2) Defendants in the exercise of reasonable care should have known were false.

76. The Section 12(a)(2) Defendants actively solicited the sale of the AMT-Free Fund's shares through the prospectuses, advertising and other marketing efforts and are liable to Plaintiff and Class members pursuant to § 12(a)(2) of the 1933 Act, as sellers of the shares of the AMT-Free Fund.

77. At the time they purchased the AMT-Free Fund's shares from the Section 12(a)(2) Defendants, Plaintiff and other members of the Class did not know that the representations made to them by the Section 12(a)(2) Defendants (in connection with the distribution of shares) and the matters described above were untrue, did not know the above described omitted material facts were not disclosed, and could not have reasonably discovered those facts.

78. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed from the time that Plaintiff purchased the AMT-Free Fund shares upon which this Count is brought to the time Plaintiff filed this Complaint.

79. Pursuant to § 12(a)(2) of the 1933 Act, Plaintiff and Class members are entitled to recover, upon tender of the AMT-Free Fund shares they purchased, the consideration paid for the shares with interest thereon, less the amount of any income received thereon, or damages resulting from the Section 12(a)(2) Defendants' conduct.

80. Plaintiff and putative Class members who still hold share of the AMT-Free Fund hereby tender their shares in the AMT-Free Fund, in exchange for consideration paid for those securities, and any interest accrued thereof.

COUNT III

VIOLATIONS OF § 15 OF THE 1933 ACT AGAINST THE INDIVIDUAL DEFENDANTS AND OPPENHEIMERFUNDS

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

82. This Count is brought pursuant to § 15 of the 1933 Act against the Individual Defendants and OppenheimerFunds as control persons of the AMT-Free Fund, who violated Section 11 and Section 12, as described in Counts I and II (the "Section 15 Defendants"). In addition, Defendants Murphy, Fielding, Loughran, Cottier, Vandehey, Petersen, Szilagyi and other officers of OppenheimerFunds are also named as Defendants under Count III as control persons of OppenheimerFunds.

83. Each of the Individual Defendants was a control person of the AMT-Free Fund by virtue of his or her position as a trustee and/or senior officer of the AMT-Free Fund. The Individual Defendants were in a position to, and did, control the AMT-Free Fund's operations and disclosures made by the AMT-Free Fund in the Registration Statements issued during the Class Period.

84. Defendants Murphy, Fielding, Loughran, Cottier, Vandehey, Petersen, Szilagyi were control persons of OppenheimerFunds by virtue of their positions as officers of OppenheimerFunds. Defendants Murphy, Fielding, Loughran, Cottier, Vandehey, Petersen, Szilagyi were in a position to, and did, control the operations and day-to-day business of OppenheimerFunds and, as the AMT-Free Fund manager, were responsible for, among other things, choosing the AMT-Free Fund's investments and handling its day-to-day business during the Class Period.

85. OppenheimerFunds was a control person of the AMT-Free Fund by virtue of its position as the AMT-Free Fund manager responsible for, among other things, choosing the AMT-Free Fund's investments and handling its day-to-day business.

86. The Section 15 Defendants are liable, as control persons, for damages caused by the AMT-Free Fund's violation of Section 11 and Section 12 and OppenheimerFunds' violation of Section 12.

87. Upon information and belief, the Section 15 Defendants did not make a reasonable investigation or possess reasonable grounds for the belief that the statements contained in the Registration Statement and Prospectus were accurate and complete in all material respects. Had they exercised reasonable care, they could have known of the material misstatement and omissions alleged herein.

88. This claim was brought within one year after the discovery of the untrue statements and omissions in the Registration Statement and Prospectus and within three years after the AMT-Free Fund's Common Stock was sold to the Class in connection with the Offering.

89. By reason of the misconduct alleged herein, for which the AMT-Free Fund is primarily liable, as set forth above, the Section 15 Defendants are jointly and severally liable with and to the same extent as the AMT-Free Fund pursuant to 1933 Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of herself and the other members of the Class, prays for judgment as follows:

(a) Declaring this action to be a class action properly maintained pursuant to the Federal Rules of Civil Procedure, certifying the Class with Plaintiff as Class Representatives, and certifying Plaintiff's counsel as Class Counsel;

(b) Awarding Plaintiff and the other members of the Class damages against Defendants, jointly and severally, together with interest thereon;

(c) Awarding Plaintiff and the other members of the Class rescission on Count II to the extent they still hold Fund shares, or if sold, awarding rescissory damages in accordance with Section 12(a)(2) of the 1933 Act from the Defendants named in that Count;

(d) Awarding Plaintiff and the other members of the Class their costs and expenses of this litigation, including reasonable attorneys' fees, accountants' fees, experts' fees and other costs and disbursements; and

(e) Awarding Plaintiff and the other members of this Class such other and further relief as the Court deems appropriate under the circumstances.

DEMAND FOR TRIAL BY JURY

Plaintiff demands a trial by jury.

Dated: June 19, 2009

THE SHUMAN LAW FIRM

/s/ Kip B. Shuman
Kip B. Shuman
Rusty E. Glenn
885 Arapahoe Avenue
Boulder, Colorado 80302
Telephone: (303) 861-3003
Facsimile: (303) 484-4886
E-Mail: kip@shumanlawfirm.com
E-Mail: rusty@shumanlawfirm.com

John G. Emerson
EMERSON POYNTER LLP
The Museum Center

500 President Clinton Avenue
Suite 305
Little Rock, Arkansas 72201
Telephone: (501) 907-2555
Facsimilie: (501) 907-2556
Email: jemerson@emersonpoynter.com

Christopher J. Keller
Alan I. Ellman
Stefanie J. Sundel
LABATON SUCHAROW LLP
140 Broadway
New York, New York 10005
Telephone: (212) 907-0700
Facsimile: (212) 818-0477
Email: ckeller@labaton.com
aellman@labaton.com
ssundel@labaton.com

Andrei V. Rado
MILBERG LLP
One Pennsylvania Plaza, 49th Floor
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229
E-mail: arado@milberg.com

COUNSEL FOR PLAINTIFF

Emerson Poynter LLP
Attorneys at Law

Little Rock
Houston

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

Modean Connel ("Plaintiff"), declares as to the claims asserted, or to be asserted, under the federal securities laws, that:

1. Plaintiff has reviewed the Oppenheimer class action complaint and authorized its filing.

2. Plaintiff did not purchase any common stock/securities that are the subject of this action at the direction of Plaintiff's counsel or in order to participate any private action under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is not dependent upon execution of this Plaintiff Certification.

4. The following includes all of Plaintiff's transactions during the Class Period specified in the complaint for the common stock/securities that are the subject of this action:

SECURITY (Common Stock, Call, Put, Bonds) Enter the Ticker Symbol	TRANSACTION (Purchase, Sale or Acquired)	QUANTITY (# of shares)	TRADE DATE	PRICE PER SHARE/SECURITY
OPTAX Bonds	Purchase	24,038.62	06/25/07	$10.40

Please list additional transactions on a separate sheet if necessary.

5. Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws within the past three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 15 day of June, 2009.

SIGNATURE